SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2007

Commission File Number 000-51122

pSivida Limited
(Translation of registrant’s name into English)

Level 12 BGC Centre
28 The Esplanade
Perth WA 6000
Australia
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F).

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___.

The document attached as Exhibit 99.1 to this Report on Form 6-K is hereby incorporated by reference herein and into the following registration statements: (i) the Registrant's Registration Statement on Form F-3, Registration No. 333-132776; (ii) the Registrant's Registration Statement on Form F-3, Registration No. 333-132777; (iii) the Registrant's Registration Statement on Form F-3, Registration No. 333-135428; (iv) the Registrant's Registration Statement on Form F-3, Registration No. 333-141083; and (v) the Registrant's Registration Statement on Form F-3, Registration No. 333-141091.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, pSivida Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2007

PSIVIDA LIMITED

By:  /s/Michael J. Soja
Michael J. Soja
Vice President, Finance and Chief Financial Officer

EXHIBIT INDEX

EXHIBIT 99.1:	ASX Release: pSivida Redeems Convertible Note Debt